Exhibit 99.8

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Westport Innovations Inc.:

We consent to the use of our report dated February 25, 2014, with respect to the consolidated financial statements of Westport Innovations Inc. (“the Company”) as at December 31, 2013 and for the years ended December 31, 2013 and December 31, 2012, included in this annual report on Form 40-F/A.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-165812 and No. 333-168847) on Forms S-8 (No. 333-187154) and Form F-10/A of the Company.

/s/ KPMG LLP

Chartered Accountants

July 23, 2015

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG   network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.